File no: 24-10109



United States
Securities and Exchange Commission
Washington, DC 20549

Amendment #1
FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Loans4Less.com, Inc.
(Exact name of Issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Steven M. Hershman
210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6163
(Primary standard Industrial Classification Code Number)

33-0869883
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
Issuer's Directors:		
Steven M. Hershman	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Julia Leah Greenfield	339 San Marino Irvine, California 92614	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Martin W. Genis	1245 Smithwood Drive, #301 Los Angeles, California 90035	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Deborah Zito	2929 Oakwood Lane Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Andrea Dobrick	513 North Francisca Avenue #D Redondo Beach, Calif. 90277	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Daniela Haynie	703 Hermosa Avenue Hermosa Beach, Calif. 90254	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Issuer's Officers:		
Steven M. Hershman President/Treasurer Chairman of the Board	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suite E and F Redondo Beach, Calif. 90277
Julia Leah Greenfield Secretary General Counsel	339 Marino Irvine, California 92614	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Martin W. Genis Executive Vice President	1245 Smithwood Drive, #301 Los Angeles, California 90035	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Deborah Zito Executive Vice President	2929 Oakwood Lane Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Andrea Dobrick Executive Vice President	513 North Francisca Ave #D Redondo Beach, Calif. 90277	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Daniela Haynie	703 Hermosa Avenue Hermosa Beach, Calif. 90254	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277

Promoters of the Issuer:

Steven M. Hershman	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277

Counsel to the Issuer:

Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

Record owners of 5% or more of any class of the Issuer's equity securities:

	Shares Owned	Percentage of Outstanding Shares Before Offering	Residential Address	Business Address
Steven M. Hershman	21,500,000 (Series A)	45.4% (1)	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F RedondoBeach, CA 90277
Hershman Revocable Trust	25,000,000 700,000 (Series B)	52.8% (1)	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F CA 90277

(1) Assumes exercise of Series A stock but not Series B stock which cannot be converted until the qualification of this offering.

Beneficial owners of 5% or more of any class of the Issuer's equity securities:

Steven M. Hershman	46,500,000 (2) 700,000 (Series B)	98.2% (1)	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F RedondoBeach, CA 90277

(1) Assumes exercise of Series A stock but not Series B stock which cannot be converted until the qualification of this offering.

(2) Includes beneficial ownership of shares owned by the Hershman Revocable Trust.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its wholly owned subsidiary, with which it is consolidated for financial purposes, has had net income from operations of the character in which the Company intends to engage in at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offering in California and New York and such other states as the Company may determine. The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered pursuant to the exemptions available in that state or jurisdiction for such sale.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On April 18, 2005, Loans4Less.com, Inc. issued 200,000 shares of its Series B 6.75% Convertible Preferred stock to the Steven M. Hershman Revocable Trust dated 6/3/04 (the "Hershman Revocable Trust") for aggregate consideration of $100,000. Steven M. Hershman, president and a director of the Company, serves as the trustee for the Hershman Revocable Trust. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On March 26, 2005, Loans4Less.com, Inc. issued 500,000 shares of its Series B stock to the Hershman Revocable Trust for aggregate consideration of $250,000. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On March 26, 2005, Loans4Less.com, Inc. issued 22,000 shares of its Series B stock to Martin W. Genis, a director of the Company, in payment of outstanding amounts due to Martin W. Genis for an aggregate amount of $11,000. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On January 1, 2005, Loans4Less.com, Inc. issued 25,000,000 shares of its common stock to the sole shareholder of Union Discount Mortgage, Inc. in exchange for that shareholder's 100 outstanding shares of Union Discount Mortgage, Inc. Pursuant to this exchange, Union Discount Mortgage, Inc. became a wholly owned subsidiary of Loans4Less.com, Inc. At the time of the exchange, the sole shareholder of Union Discount Mortgage, Inc. was the Hershman Revocable Trust for which Steven M. Hershman acts as trustee. Simultaneously, Loans4Less.com, Inc. redeemed and canceled the initial 1,000 shares of its common stock held by the Hershman Revocable Trust. Such shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of the Securities Act of 1933.

On November 23, 2004 Loans4Less.com, Inc. authorized the issuance 660,000 shares of its common stock to employees as incentive for enhanced performance and loyalty to the Company as follows:

Deborah Zito	140,000
Daniela Haynie	140,000
Andrea Dobrick	140,000
Justin Jasper	100,000
Martin Genis	50,000
Hannah Robertson	40,000
Julia Greenfield	30,000
Michael Harrison	20,000

Such shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of the Securities Act of 1933.

On November 23, 2004, Loans4Less.com, Inc. authorized the issuance of 200,000 shares of its common stock to Tiber Creek Corporation for advisory services in designing and developing its business plan. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On November 23, 2004 Loans4Less.com, Inc. issued 21,500,000 shares of its Series A stock to Steven M. Hershman, its president and treasurer, for services rendered to it. Each preferred share is entitled to 10 votes on all matters on which it is entitled to vote and is convertible into one share of common stock at the election of the holder. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president, Steven M. Hershman. Other officers and directors of the Company may refer contacts or potential sales to Mr. Hershman.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

An indication of interest form for this offering was sent by the issuer by electronic transmission to its clients. The indication of interest form requested that any client interested in participating in the offering return the form to the issuer.

PART II

OFFERING CIRCULAR

Model B

Dated ______________________

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277
310/540-0157
(Address and telephone number of principal executive offices)

This offering consists of a minimum of 3,000,000 shares of common stock at $.50 per share and a maximum of 9,278,000 shares of common stock at $.50 per share and 722,000 shares of common stock underlying 722,000 shares of Series B 6.75% Convertible Preferred Stock

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer or Other Persons
Total Minimum (2)	$ 1,500,000	$ 0	$ 1,500,000 (3)
Total Maximum (2)	$ 4,639,000	$ 0	$ 4,639,000 (3)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,855,600 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.
(3) Does not include expenses of the Issuer of $50,000 prepaid legal fees and approximately $5,000 escrow agent fees.

The minimum investment in the offering is 5,000 shares.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 90 days after the qualification of the Offering Statement with the option of the Company to extend the termination date by an additional 90 days.
All funds received before closing of the offering will be held in escrow pursuant to an escrow agreement with an independent third party, StockTrans, Inc., Ardmore, Pennsylvania. If the minimum offering amount is not met, all funds, without interest thereon, will be returned to the subscriber.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUMMARY INFORMATION

Loans4Less.com, Inc. is an on-line mortgage broker which matches individuals seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with not only the lowest mortgage loan rate but the loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. Through its subsidiary, Union Discount Mortgage, the Company has been in operations, primarily in California, since 1993. From the proceeds of this offering, the Company intends to expand its operations nationally and internationally and increase its market visibility.

The offering consists of a minimum of 3,000,000 shares of common stock at $.50 per share and a maximum of 9,278,000 shares of common stock at $.50 per share and 722,000 shares of common stock underlying 722,000 shares of Series B 6.75% Convertible Preferred Stock (the "Series B" stock).

RISK FACTORS

Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

Specific Risks of Investment

The Company's operating results have been negatively impacted by fluctuations in interest rates and mortgage rates and such slowing trends are continuing. In 2003 long-term interest rates fell to what was generally acknowledged as the lowest rates in several decades. Such drop in interest rates caused a major refinancing boom, whereby refinancing volumes in residential real estate hit historic highs. As a result of this very low interest rate economic climate in 2003, the Company closed 739 loans resulting in volume of $218.5 million. In 2004, the market for refinancings slowed down from the 2003 boom and the Company closed 483 loans resulting in volume of $139.1 million. During the same time, residential property values rose causing the supply of sale listings to also diminish. This market slowing trend has continued through the first quarter of 2005. Due to the increasing Federal Funds interest rate as determined by the Federal Reserve Board, the Company believes that this slowing trend will continue in 2005. In order to adjust to these higher interest rates and lower loan volumes, the Company has curtained its operating expenses. The Company anticipates diversifying its product mix in order to reduce its dependency on traditional refinancings.

The Company's operating history makes expansion of its business difficult to evaluate. There is no significant historical basis to assess how the Company will respond to competitive, economic or technological challenges on a nationwide basis. Its prior business history has occurred primarily in California. The Company's business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of expansion, particularly companies like it, that operate in new and rapidly developing online market places. .

The Company's business is dependent on developing and maintaining available lenders. The Company has developed a group of lenders whose products the Company can offer its potential borrowers. If this group of lenders were to decrease, the Company would have less product and less diverse product to offer potential borrowers and would be less competitive in the online brokerage business. Potential borrowers would seek alternative lending sources offering a wider range of products and the Company would lose customers and revenues.

The Company's success is dependent upon increased acceptance of the internet by consumers and lenders. Consumer and lender acceptance of the use of online mortgage brokers has increased in the last several years and the market is rapidly developing. The adoption of online lending in general requires the acceptance of a new way of conducting business, reliance on the Internet and the Company to keep financial information confidential and well protected. The Company utilizes a proven third party secure hosting site for its data gathering functions. If consumer confidence was diminished by a breach of similar confidential information by any industry or company utilizing the Internet as its data collecting source, then consumers might tend not to use online mortgage brokers and return to traditional borrowing and lending. In addition potential new borrowers may be hesitate to use online mortgage brokers. The Company is relying on the increase in consumer use of the Internet for mortgage financing and without such increase the Company may not be able to reach its anticipated expansion.

Lenders in the Company's network are not precluded from offering retail consumer loan and credit products directly. If a significant number of potential consumers is able to obtain loans from the Company's participating lenders without utilizing the Company's service, the Company's ability to generate revenue may be limited. Because the Company does not have exclusive relationships with its lenders whose loan products it offers, consumers could obtain offers and loans from these lenders without using the Company's services. To date, lenders have determined that the use of mortgage brokers is advantageous to them, but if such a change were to occur, the Company would lose its ability to offer product to potential borrowers.

Unexpected network interruptions caused by system failures may cause a reduction in traffic, reduced revenue and harm to reputation. Any significant or continuing failure in the satisfactory performance, reliability, security and availability of the Company's Web site, filtering systems or network infrastructure may cause significant harm to its reputation, its ability to attract and maintain visitors to its Web site, and to attract and retain participating consumers and lenders. The Company's revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests could have an adverse impact on revenue. Consumers who have a negative experience with the Company's Web site may be reluctant to return to it, to use the Company's services or to recommend the Company to other potential consumers. This would reduce the number of loans the Company could effect and thereby reduce its revenue.

Many states require licenses to act as a mortgage broker and/or lender. In general, states require licenses to act as a mortgage broker and/or lender. The Company's subsidiary, Union Discount Mortgage, is currently licensed in California, Oregon, Colorado, Idaho and New Mexico. The Company does not accept credit requests for loan products from residents of other states. In many of the states in which the Company is licensed, it is subject to examination by regulators. As a mortgage broker conducting business through the Internet, the Company may face additional levels of regulatory risk as laws governing lending transactions my be revised or updated to fully accommodate electronic commerce.

If the Company's participating lenders do not provide competitive levels of service to consumers, the Company's brand will be harmed and its ability to attract consumers to its web site will be limited. Although the Company utilizes what it believes is well established quality institutions, the Company's ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from the participating lenders. If the Company's participating lenders do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of the Company's brand may be harmed, its ability to attract consumers to its Web site may be limited and the number of consumers using its service may decline.

Breaches of network security could subject the Company to increased operating costs as well as litigation and other liabilities. The Company does not host its own Web site and all secure data is stored at Myers Internet, Inc. who specialize in providing hosting services to the industry. The Company primarily utilizes its Web site to assist potential borrowers and consumers with interactive financial tools. However, any penetration of the Company's network security or other misappropriation of its users' personal information could cause interruptions in operations and subject the Company to liability. Claims against the Company could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage the Company's reputation. The Company relies on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used to protect consumer transaction data. The Company cannot guarantee that its security measures will prevent security breaches. The Company may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

The conduct of real estate mortgage activities of the Company is subject to a variety of regulations promulgated by state, federal and local authorities which may restrict the Company's operations. The Company and its subsidiaries are subject to a wide variety of regulations promulgated by, among others, the United States Department of Housing and Urban Development, Fannie Mae, Freddie Mac, and the Veterans Administration. There can be no assurance that additional government regulations will not be adopted in the future which would adversely affect the Company's ability to conduct mortgage brokerage operations or that existing regulation would not have a material adverse impact on the Company. Moreover, the modification of existing regulations could also present obstacles to the Company.

General Risks of Investment

There is no current market for the Company's common stock and without a trading market purchasers of the shares may have difficulty selling their shares. There is currently no established public trading market for the Company's securities. A trading market in the Company's securities may never develop. If a trading market does develop, it may not be sustained for any significant time. The Company intends to trade its securities in the Pink Sheets, which is an established electronic quotation and trading system for over-the-counter securities. If for any reason a public trading market does not develop, purchasers of the shares offered by this Offering Circular may have difficulty selling their common stock at a time and at a price they wish.

Shares not registered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there were 25,860,000 shares of the Company's common stock outstanding, plus an additional 722,000 Series B shares which will be converted into shares of common stock upon qualification of this offering. These shares are currently restricted from resale but may become available for resale after a one-year holding period from the date of issuance from the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. All but 200,000 of these shares are held by officers, directors, affiliates or entities controlled by them and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates own enough shares to control shareholder vote which could limit the rights of existing or future shareholders. The Company's officers, directors, affiliates and entities controlled by them own approximately 99% of the outstanding common stock. As a result, these officers and directors will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Risks of real estate market. The success of the Company's current business is predicated upon the use of its services in connection with the purchase or refinancing of residential real estate. The mortgage origination market and real estate market are often adversely effected, usually on a short-term basis, by unusual climatic events in any single geographic area such as hurricanes, earthquakes and tornadoes. The happening of such events or recurrence of such events in a particular area may increase the rates for mortgage and homeowners insurance causing a decline in the number of home purchasers and mortgage borrowers. A decline in the number of home purchasers would reduce the demand for home loans and the number of potential borrowers available to the Company.

Competition. The market for the Company's services is highly competitive. The Company faces competition from a substantial number of independent companies in the origination of single-family residential mortgage loans in all the market areas in which the Company operates and anticipates to operate. Eloan.com and Lendingtree.com's Home Loan Center are two examples of major competitors in the residential "A" mortgage market. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share represents the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding upon closing of the offering.

Assuming No Conversion of Convertible Preferred Stock

Assuming sale of the minimum offering of 3,000,000 shares at $.50 per share and no conversion of the 21,500,000 shares of Series A stock and automatic conversion of the 722,000 shares of Series B stock resulting in 29,582,000 shares of common stock outstanding, the net tangible book value of the Company would be $1,861,000 or $0.06 per share (includes $361,000 paid for 722,000 shares of Series B stock).

Assuming sale of the maximum offering of 9,278,000 shares at $.50 per share and no conversion of the 21,500,000 Series A shares and automatic conversion of the 722,000 Series B shares resulting in 35,860,000 shares of common stock outstanding, the net tangible book value of the Company would be $5,000,000 or $0.14 per share.

Assuming Conversion of Convertible Preferred Stock

Assuming sale of the minimum offering of 3,000,000 shares at $.50 per share and conversion of all the 21,500,000 shares of the Series A stock and automatic conversion of the 722,000 shares of Series B stock resulting in 51,082,000 shares of common stock outstanding, the net tangible book value of the Company would be $1,861,000 or $0.04 per share.

Assuming sale of the maximum offering of 9,278,000 shares at $.50 per share and conversion of all the 21,500,000 shares of the Series A stock and automatic conversion of the 722,000 shares of Series B stock resulting in 57,360,000 shares of common stock outstanding, the net tangible book value of the Company would be $5,000,000 or $0.09 per share.

Both these scenarios represent an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

The following table illustrates such effect:

Without Conversion of Series A Shares

Minimum Offering (3,000,000 shares sold for $1,500,000 in proceeds)
(without conversion of Series A shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0.014	
Increase per share attributable to new investors	$ 0.486	
Net tangible book value per share after offering		$ 0.05
Dilution per share to new investors		$ 0.45

Sample Intermediate Offering Amount (6,000,000 shares sold for $3,000,000 in proceeds)
(Without conversion of Series A shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0.014	
Increase per share attributable to new investors	$ 0.486	
Net tangible book value per share after offering		$ 0.095
Dilution per share to new investors		$ 0.405

Maximum Offering (9,278,000 shares sold for $4,639,000 in proceeds)
(without conversion of Series A shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0.014	
Increase per share attributable to new investors	$ 0.486	
Net tangible book value per share after offering		$ 0.14
Dilution per share to new investors		$ 0.36

With Conversion of Series A Shares

Minimum Offering (3,000,000 shares sold for $1,500,000 in proceeds)
(with conversion of Series A shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0.014	
Increase per share attributable to new investors	$ 0.486	
Net tangible book value per share after offering		$ 0.03
Dilution per share to new investors		$ 0.47

Sample Intermediate Offering Amount (6,000,000 shares sold for $3,000,000 in proceeds)
(With conversion of Series A shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0.014	
Increase per share attributable to new investors	$ 0.486	
Net tangible book value per share after offering		$ 0.56
Dilution per share to new investors		$ 0.44

Maximum Offering (9,278,000 shares sold for $4,639,000 in proceeds)
(with conversion of Series A shares)

Initial public price per share		$.50
Net tangible book value before offering	$ 0.014	
Increase per share attributable to new investors	$ 0.486	
Net tangible book value per share after offering		$ 0.09
Dilution per share to new investors		$ 0.41

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the shares but may locate one or more underwriters in the future to sell the shares. The Company anticipates that the shares may be offered and sold by the Company or through the selling efforts of brokers or dealers not yet identified. However, the Company and its officers may offer the securities without commission or payment. The Company's President, Steven M. Hershman will be offering the securities for sale in a manner complying with the exemptions available in any jurisdiction for such sale. Any officer or director of the Company may make reference to Hershman of potential contacts for the possible sale of the securities.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Hershman is not considered to be a broker as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in selling an offering more than once every 12 months. The offering will be presented for investment to individuals and entities and contacts primarily through mail or internet communication.

The minimum investment is 5,000 shares or $2,500. The Company at its option may accept partial investment amounts. If the Company determines that one or more entities wishes to make a partial investment, the Company will attempt to make such accommodation. Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this offering circular and is in compliance with the securities laws in which the offering to such investor is made.

The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,815,600 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.

The offering will terminate 90 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received before closing of the offering will be held in escrow pursuant to an escrow agreement with StockTrans, Inc., Ardmore, Pennsylvania. The escrow agreement provides that StockTrans will hold the funds in a bank account until notification from the Company that the offering has either closed or terminated. If the offering has closed, StockTrans will deliver to each investor stock certificates representing the number of shares purchased. If the minimum offering amount is not met at the time of the termination date, including any extension of such date, StockTrans will return all funds, without interest thereon, to the subscriber.

USE OF PROCEEDS

The Company intends to primarily use the funds from this offering to capitalize the Company for nationwide expansion. The Company anticipates that this expansion will entail obtaining the necessary licenses in the targeted states, increasing traditional forms of advertising and Internet advertising and entering into joint ventures and/or acquisitions to increase its market share or product base. The Company anticipates that it will initially target for expansion those states that do not require a pre-license exam or resident employee and office, such as Connecticut, District of Columbia, Illinois, Iowa, Kentucky, Maryland, Michigan, Minnesota, Missouri, New Hampshire, Tennessee, Utah, Virginia, Wisconsin and West Virginia.

If the Company raises less than the maximum offered amount, the Company will prioritize its marketing efforts by choosing fewer targeted states. The Company will determine for those states the most effective means of advertising and will, based on amount of funds received, allocate funds to that advertising.

The Company, seeking to maximize its return on capital, intends to allocate funds, if appropriate, into direct equity lending opportunities that may arise during the normal course of its business in high yield mortgage notes maturing generally in three years or less. The Company also intends to allocate funds, if appropriate, as a principal investor/lender in a diversified portfolio of consumer financings with the aim of generating monthly recurring income commensurate with prudent risks.

The Company's daily on-going operations are not dependent upon the success of this offering. The Company intends to use whatever funds it does raise to build market share by obtaining certain mortgage licenses in other states either through acquisition or through direct application and by expanding its product lines (through such avenues as joint ventures in auto lending, credit cards and/or consumer financing).

The following table sets forth an estimated use of proceeds based upon the minimum, maximum and alternate amount of proceeds raised from the offering:

		Sample Amounts Raised		
		$ 1,500,000	$ 3,000,000	$ 4,639,000
Working Capital Reserves	25%	$ 375,000	$ 750,000	$ 1,150,000
Loan Portfolio Investment	25%	375,000	750,000	1,150,000
Joint Ventures/Acquisitions	25%	375,000	750,000	1,150,000
Promotions and Advertising	22%	325,000	675,000	1,064,000
Licenses and Bonding	3%	50,000	75,000	125,000

DESCRIPTION OF THE BUSINESS

Loans4Less.com, Inc. (the "Company") was incorporated in Delaware on June 30, 1999, by Steven M. Hershman. The Company was inactive from its incorporation until its acquisition of Union Discount Mortgage, Inc. Union Discount Mortgage, Inc. was incorporated in California on April 20, 1993. Mr. Hershman has served as the President and Chief Executive Officer of Union Discount Mortgage since inception. Union Discount Mortgage used the dba of Loans4Less on which name it obtained a federal service mark on February 28, 1998. On January 1, 2005, the Company acquired all the outstanding shares of Union Discount Mortgage, Inc. whereby it became a wholly owned subsidiary of the Company.

The Company, through its subsidiary Union Discount Mortgage, Inc., is an on-line mortgage broker which matches individuals and entities seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. "A" rated borrowers are those with good to excellent credit histories and a strong financial basis (e.g. employed, low overall debt compared to income, etc.) The Company also has the ability to broker loans in the subprime marketplace. The subprime marketplace targets those consumers with a fair credit rating and other good financial indicators. Union Discount Mortgage, Inc. began operations in 1993 and has operated profitably since inception.

As a mortgage broker, the Company solicits potential borrowers who may apply for 1st and 2nd mortgages and upon receipt of the applications, the Company processes the borrower loan files by ordering appraisals, credit reports, owners title reports and opening the third party settlement escrows. The Company prepares these loan packages for delivery into underwriting to the wholesale direct lenders on a 'best efforts' basis. Upon receipt of a loan commitment approving the loan, the Company works with the borrower to satisfy preclosing conditions. Once these conditions are met the Company orders a closing package which is generated by the lender in its name. The loans are funded directly by the lender and placed into escrow. Upon receipt by the escrow/title agent of the local county recording of the security instrument underlying the loan, the Company receives its loan fee. As a mortgage broker, the Company does not have access to its own funding lines.

Potential borrowers begin the lending process with the Company on its Web site by completing a self-explanatory simple online pre-qualification form. The Company does not receive a fee for completion or submission of this form. The Company analyzes the data and develops a borrower profile. Using the lending criteria provided by potential lenders in the lending network (which network consists at any given time of those lending institutions, including mortgage bankers, who are offering wholesale loan programs to mortgage loan brokers), the Company matches the potential borrower with an appropriate lender.

The Company's goal is to offer the lowest available mortgage rates and costs associated with closing the loan, including points and settlement charges. The Company provides borrowers who have submitted a residential loan application and supporting documents with an "automatic rate float down" pursuant to its posted policy, which ensures that from the day closing documents are sent to escrow the quoted mortgage loan rate and/or points can be lowered but cannot be increased. The quoted rates are effective for 30 to 60 calendar days.

Through free use and access of its Web Site, the Company provides potential borrowers with important up-to-date information on current rates and points, a rate tracker, a mortgage calculator (to determine monthly costs) and closing costs, a mortgage glossary and links to other related Web sites including credit report information, home appraisal information, and financial markets.

The Company provides borrowers with a variety of financial options through the use of wholesale lending institutions. Wholesale lending institutions are direct lenders such as subsidiaries of banks, savings banks and mortgage bankers who offer discounted loan programs to the independent mortgage loan broker, so that the mortgage loan broker can then retail loans to the public. Wholesale lending was first introduced around 1982 on the premise that independent mortgage brokers were better able to market and sell loans to their local communities. Such was its success that it is estimated that today a majority of all residential mortgages within the continental United States are retailed to the public by mortgage loan brokers through wholesale lending institutions.

Through the lending institutions, the Company can provide borrowers with a variety of financial options, such as:

Institutional portfolio loans, which are not typically packaged for sale into the secondary market by the lender, such as negative amortization adjustable rate mortgages (which mortgages give the borrower several payment options including a minimum payment option which does not cover the monthly interest causing accrued balances to increase the loan balance, negative amortization);

Other loans, generally non-institutional portfolio loans but securitized for sale in the secondary market, such as home equity lines of credit, home equity loans, money purchase combinations, first and second trust deed loans, subprime mortgage products and adjustable and fixed rate standard conforming and jumbo loans.

The Company provides borrowers the option of obtaining a "zero point mortgage" (one without the costs of closing points) or obtaining a lower interest rate with costs of closing points.

The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with not only the lowest mortgage loan rate but the loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. The Company analyzes the potential borrower's needs, expectations and qualifications and ensures that all documentation is completed to meet a lender's criteria. The Company reviews its pool of lenders and the mortgage products offered by these lenders to find those lenders most suited to offering the potential borrower the best and most appropriate mortgage. The Company provides the borrower a clearinghouse for mortgages appropriate to their criteria. This relieves the borrower from the task of sifting through inappropriate mortgages often with confusing terms, hidden costs or high rates and provides the borrower with assurance of receiving the most competitive and appropriate mortgage.

The Company receives revenue from:

(i) Loan transactions in which the lender pays the Company a disclosed yield spread premium (rebate pricing) at closing which is earned from borrowers closing a "zero point" or "zero cost" loan; these loan transactions account for approximately 65% of the Company's revenues.

(ii) Loan transactions in which the borrower pays the Company closing points, usually made in residential owner-occupied purchase loans with such closing points usually being tax deductible as prepaid interest by the borrower; these transactions account for approximately 20% of the Company's revenues.

(iii) Loan processing fees charged in excess of the lender's administration fees which fees are charged only if the lender's administration fees are less than our advertised minimum of $750 per transaction; these fees account for approximately 5% of revenues.

(iv) Real estate commissions from listing or selling properties through the Company's real estate dba known as Platinum Properties; these commissions account for approximately 10% of revenues.

There is a large pool of wholesale lending institutions competing to write residential mortgage loans and such competition provides an opportunity to obtain favorable loan terms. Loans4Less is able to sort through the many lenders and loan terms and provide the borrower-consumer with the best loan alternatives which allows the Company to update its Web site daily with competitively offered rates, fees, and points.

The Company currently attracts potential borrowers through its Web site www.Loans4Less.com using 100% web-based marketing strategies. The Company uses Internet advertising such as keyword search engine advertising methods but the Company intends to increase its use of other traditional cost effective forms of media advertising, such as television, radio and billboards.

In April, 2005, the Company entered into a licensing agreement with BrioRealty.com, an independent real estate operation licensed in several states, by which BrioRealty will license its software program, Active Rain, to the Company for 12 months for $85,000. This system was designed to assist purchase money clients to find available properties and a real estate agent representative. The software program provides consumers daily access to various real estate Multiple Listing Services in certain areas in order to view properties in that area listed for sale. Through its licensing agreement, the Company can access these consumers who are seeking purchase money financing. Through the Internet, the Company can offer its services to these consumers.

BrioRealty.com is able to generate a daily flow of consumers shopping for homes using the Internet and these consumers are all potential clients of the Company. As of the date of this Offering Circular, the Company has not received any revenues as a result of the agreement.

The Company owns certain intangible intellectual property rights in its federal service mark name, Loans4Less ® and its Internet domain names, Loans4Less.com and LoansforLess.com. The Company believes that its name is unique and easily remembered by potential borrowers and that this name recognition will assist the Company in creating a nationwide market. In order to protect its brand name and federal service mark the Company has registered more than 40 similarly worded Internet domain names.

Current Operations

The Company currently employs five full-time persons at its headquarters in Redondo Beach, California and two agents on a commission-only basis, one of whom is Martin Genis, a director of the Company. The five full-time employees serve to provide the on-going business of the Company with the President, Steven Hershman, overseeing the integration of the various functions of the Company and implementing expansion plans of the Company's licensing and marketing.. The Company's employees are generally divided into sales, operations, loan processing and sales support but work closely together.

On January 1, 2005, the Company effected a stock exchange for the acquisition of its affiliate, Union Discount Mortgage, Inc. Union Discount Mortgage, Inc. is a California corporation with one shareholder, the Hershman Revocable Trust. Steven M. Hershman, the president, treasurer and a director of the Company is the president and sole director of Union Discount Mortgage, Inc. Loans4Less.com, Inc. was incorporated in Delaware on June 30, 1999, by Steven M. Hershman and the Company was inactive from its incorporation until its acquisition of Union Discount Mortgage, Inc. Steven Hershman was the sole shareholder of Loans4Less.com at the time of its acquisition.

Union Discount Mortgage, Inc. has been in the mortgage broker business since1993 and has been profitable each year since its inception. It is licensed as a Real Estate Broker with the Department of Real Estate in California, and as a mortgage lender/broker in Oregon, Colorado, Idaho and New Mexico. It's primary business is centered on the California residential mortgage market.

Union Discount Mortgage, Inc. is currently approved as a mortgage broker and has ongoing relationships with several main mortgage lenders and/or their subsidiaries, including, among others, Wells Fargo Home Mortgage, Inc., HSBC Mortgage Corp., Countrywide Wholesale Mortgage, JP Morgan Chase Bank, American Home Mortgage, Lehman Brothers (Aurora Loan Services),Citicorp Mortgage and Taylor, Bean & Whitaker Mortgage Corp. The Company has found from its past experience that the loans available through its existing pool of mortgage lenders are sufficient to allow the Company to offer its borrowers a variety of competitive mortgages.

Market and Suppliers

The principal market for the financial products and mortgage broker services offered by the Company are those members of the general public looking for competitively priced mortgages for real estate purchases or refinancings. This includes purchasers of free-standing residential homes or condominiums, second and vacation homes, and those wishing to refinance current mortgages to reduce the interest rate, change the mortgage term or increase the mortgage amount.

The Company believes that the country is experiencing a strong demand for residential housing and a resulting large demand for purchase money mortgages. The Company believes that this demand will continue and the demand for financial options to purchase real estate will continue to grow.

The Company believes it can maintain its competitive position in the industry by continuing to market its brand name Loans4Less.com and by building on existing wholesale lending relationships and adding new wholesale lenders who can provide competitive products as needed. The Company does not consider that the loss of any one or more of its existing mortgage product suppliers would have a material impact on its business because such suppliers are numerous and competitive and the Company would be able to replace such loss. The Company has utilized wholesale lenders that it believes to be the most competitive, product diverse and professional in providing operations necessary to service the mortgage broker community, but the Company would be able to find alternative suitable wholesale lenders if it became necessary.

Regulation

The Company is subject to a variety of regulations promulgated by state, federal and local authorities as a real estate broker. The Company are subject to a variety of regulations promulgated by, among others, the United States Department of Housing and Urban Development, Fannie Mae, Freddie Mac, and the Veterans Administration. Many states require licenses to act as a mortgage broker. The Company's subsidiary, Union Discount Mortgage, is currently licensed in California, Oregon, Colorado, Idaho and New Mexico. The Company does not accept credit requests for loan products from residents of other states.

The Company is not currently aware of any existing or probable state or federal or state law or regulation that would have any material negative impact on its performance. The Company currently holds licenses in certain states that do not require a resident office or individual employee residence in that state. The Company posts surety bonds in those states. The Company plans to expand its licensing in the future using the same methods of posting surety bonds or if necessary employing resident offices in such states.

Business Plan

During the next 12 months, the Company intends to increase its on-going established licensed operations and its database of clients. As the Company is an Internet based service company, expansion does not require the purchase of equipment or additional office space or similar investments, thus allowing such expansion to be flexible based on the amount of capital available. The Company anticipates that the following steps in the next 12 months:

1. Apply for and obtain new licenses in the United States, United Kingdom, European Union and other international markets;

2. Diversify its product mix by offering sub-prime mortgages, high yield mortgage notes, automobile loans, consumer installment loans, and credit cards. The Company believes this would increase revenues and offset a dependency on revenues solely from "A" paper mortgages, thereby reducing the risk of decreased revenues in times of rising interest rates and decreasing volume of refinancing transactions.

3. Institute targeted advertising on an incremental basis based upon the Company's presence in a market and its expectations for that market.

If the Company raises less than the maximum offered amount, the Company will prioritize its marketing efforts by choosing fewer targeted states. The Company will determine for those states the most effective means of advertising and will, based on amount of funds received, allocate funds to that advertising. The Company, seeking to maximize its return on capital, intends to allocate funds, if appropriate, into direct equity lending opportunities that may arise during the normal course of its business in high yield mortgage notes maturing generally in three years or less. The Company also intends to allocate funds, if appropriate, as a principal investor/lender in a diversified portfolio of consumer financings with the aim of generating monthly recurring income commensurate with prudent risks.

The Company anticipates that in the next two years it will

* strategically expand and diversify advertising exposure for its regular mortgage business which currently serves five states,

* set up Internet interactive media channel to advertise Loans4Less.com,

* obtain new licenses and/or already operational licenses with a view toward expanding market share in mortgages and diversify product mix in ten or more states,

* expand its real estate arm (d.b.a. Platinum Properties) and Listings4Less.com into real estate activities primarily in California, and

* hire new personnel to meet increased volume and demand for services.

DESCRIPTION OF PROPERTY

The Company and Union Discount Mortgage, Inc. utilize the same office space located at 210 Avenue I, Suites E and F, Redondo Beach, California pursuant to a three-year lease commencing in March, 2003, at a monthly rent of approximately $3,714 for over 2300 square feet. The lease is renewable for an additional three years at the option of the Company at the current rental price plus a premium not to exceed the Consumer Price Index as of December 31, 2005. The Company intends to continue at this location and use it as its nationwide headquarters. The Company does not own any real property.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Steven M. Hershman	47	Chairman of the Board, President, Treasurer, Director	June 30, 1999
Julia Leah Greenfield	53	Secretary, Director, General Counsel	January 1, 2005
Martin W. Genis	47	Director, Executive Vice President	February 28, 2005
Deborah Zito	50	Director, Executive Vice President	February 28, 2005
Andrea Dobrick	40	Director, Executive Vice President	February 28, 2005
Daniela Haynie	35	Director, Executive Vice President	February 28, 2005

The Company's directors have been elected to serve until the next annual meeting of the stockholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's certificate of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies in the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Steven M. Hershman serves as president, treasurer and chairman of the board of the Company and has served as the president and sole director of Union Discount Mortgage, Inc., which he established in 1993. Since 1993, Mr. Hershman has devoted substantially all his efforts to the development of Union Discount Mortgage, Inc. which company serves as a mortgage broker primarily in the California residential mortgage market. Mr. Hershman is a citizen of Great Britain and the United States. Mr. Hershman holds a California real estate broker license.

Julia Leah Greenfield, Esq. serves as secretary and a director of the Company. Ms. Greenfield has been a practicing attorney since 1976 representing several major savings banks and mortgage lenders, specializing in mortgage banking laws with an emphasis on origination, servicing, secondary market whole-loan sales, securitization of prime and subprime residential mortgage loans, Truth-In-Lending and regulatory compliance under federal and state law. Ms. Greenfield is a member of the State Bar of Pennsylvania, State Bar of California, American Bar Association . Ms. Greenfield received her Juris Doctorate in May 1976 from Villanova University School of Law, Villanova, Pennsylvania and her Bachelor of Arts (Phi Beta Kappa) in May, 1973 from State University of New York at Binghamton, Binghamton, New York.

Martin W. Genis, serves as a director and an executive vice president of the Company. Since 1998, Mr. Genis has been involved in the development of the Company's real estate division Platinum Properties. Since 1990, Mr. Genis has been licensed with the California Department of Real Estate and has been employed as a realty agent specializing in residential listings and purchases with the Jon Douglas Company, Los Angeles, California.

Deborah Zito, serves as a director and an executive vice president of the Company. Ms. Zito has worked with the Company since 2001. From 1994 to 2001, Ms. Zito served as a loan officer for Excel Funding, Inc., Torrance, California, a loan company specializing in residential mortgage lending and brokerage.

Andrea Dobrick, serves as a director and as an executive vice president and operations manager of the Company. Ms. Dobrick has worked with the Company since 2001. From 1998 to 2001, Ms. Dobrick served as a mortgage loan processor, assisting the broker and various loan officers at Excel Funding, Inc., Torrance, California, a loan company specializing in residential mortgage lending and brokerage. Ms. Dobrick is a licensed loan agent originating and closing loan transactions. Ms. Dobrick became a California license real estate broker in August, 2003 and currently serves as a California Department of Real Estate broker and officer of Union Discount Mortgage, Inc.

Daniela Haynie, serves as a director of the Company and an executive vice president underwriting manager and mortgage loan processor, assisting in the processing and closing of mortgage loan transactions. Ms. Haynie has worked with the Company since 2001. From 1996 to 2001, Ms. Haynie served as a mortgage loan underwriter assisting brokers and various loan officers in processing and closing mortgage loan transactions for Crestwood Mortgage Company, Torrance, California, a company specializing in residential mortgage lending and brokerage. Ms. Haynie graduated from the University of Sao Judas Tadeu (Sao Paulo, Brazil) in 1995 and moved to the United States in March, 1996. Ms. Haynie is a Permanent Resident of the US.

Other Information

In July, 2003, Union Discount Mortgage, Inc. and Steven M. Hershman, personally and as president of Union Discount Mortgage, Inc. entered into a Stipulation and Agreement with the California Department of Real Estate and each paid a fine of $2,500 arising from a $465 claim of accounting failings. The accounting failings consisted of a failure to maintain proper separate trust account records pertaining to credit and appraisal fees. On October 21, 2004, the California

Department of Real Estate completed a sign-off audit of the Company and the action will be permanently closed as of July 7, 2005.

REMUNERATION OF DIRECTORS AND OFFICERS

The aggregate annual remuneration of the three highest paid officers and directors during the Company's last fiscal year.

Name	Remuneration Capacity	Remuneration Received in 2004
Steven M. Hershman	President	$1,882,969 (1)
Martin Genis	Commissions pursuant to agent agreement	$ 167,522
Deborah Zito	Salary and commission pursuant to agent agreement	$ 131,548

(1) The remuneration consisted of the one-time payment of accrual of retained earnings in Union Discount Mortgage from prior years consisting of 150,000 shares of common stock in CancerVax Corporation, 54,500 shares of common stock in NuTech Digital and 1,000,000 shares of common stock in 2K Sounds Corporation with an aggregate valuation at December 31, 2004 of $1,642,545 plus $240,424 in cash distributions.

Mr. Hershman will receive a base salary of $90,000 in 2005.

In November, 2004, Steven M. Hershman received 21,500,000 shares of Series A stock for his services rendered to the Company. No valuation can be attached to the Series A stock.

Employment and Agent Agreements

All the employees of the Company have entered into annual employment contracts with the Company which contracts provide for full time employment for the annual compensation plus standard confidentiality and non-competition clauses. Mr. Genis has entered into an agent agreement with the Company which agreement provides standard commissions pursuant to the California Department of Real Estate customs and practices for duties as an agent for the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering(1) Percent of Class (1) Assuming No conversion	Assuming Conversion	After Offering (2) Percent of Class Assuming No Conversion Mini	Max	Assuming Conversion Mini	Max
Steven M. Hershman President, Treasurer, Director (4)	25,700,000 (3) 21,500,000 (Series A)	96.7%	98.2%	86.9%	71.7%	92.4%	82.3%
Julia Leah Greenfield (4) Secretary, Director	30,000	*	*	*	*	*	*
Deborah Zito (4)	140,000	*	*	*	*	*	*
Daniela Haynie (4)	140,000	*	*	*	*	*	*
Andrea Dobrick (4)	140,000	*	*	*	*	*	*
Martin Genis (4)(5)	72,000	*	*	*	*	*	*
All Officers and Directors as a group (6 persons)	26,222,000 21,500,000 (Series A)	98.6%	99.3%	88.6%	73.1%	93.4%	83.2%

* Less than 1%.

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular (which assumes automatic conversion of the Series B stock into an equal number of shares of common stock and no conversion of the Series A stock) is 26,582,000 and assuming conversion of the Series A shares the number of shares of common stock outstanding is 48,082,000.

(2) The total number of outstanding shares of common stock, assuming no conversion of the Series A stock, after sale of the minimum offering (3,000,000 shares) would be 29,582,000 (which includes the 722,000 automatically converted Series B shares) and after sale of the maximum offering (9,278,000 shares) would be 35,860,000.

Assuming conversion of the 21,500,000 Series A shares, the total number of outstanding shares after sale of the minimum offering (3,000,000 shares) (including 722,000 Series B shares converted) would be 51,082,000 shares and after sale of the maximum offering (9,278,000 shares) would be 57,360,000 shares.

(3) Steven M. Hershman is the beneficial owner of the 25,000,000 shares of common stock and the 700,000 shares of Series B stock held by the Hershman Revocable Trust.

(4) The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,855,600 shares of the maximum offering at the same price as that offered to the public.

(5) Martin Genis is the holder of 22,000 shares of Series B stock which will automatically convert into 22,000 shares of the Company's common stock upon qualification of this Offering Circular.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2005, the Company effected the exchange of 25,000,000 shares of its common stock for all the outstanding shares of Union Discount Mortgage, Inc., consisting of 100 shares held by the single shareholder, the Hershman Revocable Trust. By such exchange Union Discount Mortgage became a wholly-owned subsidiary of the Company. Union Discount Mortgage, Inc. had been structured as a Subchapter S corporation for tax purposes. At the closing of the reorganization, Union Discount Mortgage, Inc. became a wholly-owned subsidiary of the Company and will operate as a "C" corporation for tax purposes.

In regard to tax consequences affecting the sole shareholder of Union Discount Mortgage, Inc. certain assets were transferred as of December 31, 2004, from it to the Hershman Revocable Trust. These assets consisted of shares of investment stock in non-related companies, including CancerVax Corporation, Nu Tech Digital, Inc. and 2KSounds Corporation, cash, and the right to certain Internet domain names.

SECURITIES BEING OFFERED

Common Stock

This offering consists of a minimum of 3,000,000 shares of common stock at $.50 per share and a maximum of 9,278,000 shares of common stock at $.50 per share and 722,000 shares of common stock underlying 722,000 shares of Series B stock held by two shareholders. The 722,000 shares of Series B stock will be automatically converted into 722,000 shares of common stock upon qualification of this Offering Statement.

The minimum investment in this offering is 5,000 shares or $2,500. The Company at its option may accept partial investment amounts.

The directors of the Company may purchase up to 20% of the offered shares, i.e. 600,000 shares of the minimum offering and 1,855,600 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.
The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all

or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock, $.00001 par value per share. The Board of Directors has designated 21,500,000 shares of the Company's preferred stock as Series A stock. All 21,500,000 shares of the Series A stock have been issued. The Board of Directors has designated 722,000 shares of the Company's preferred stock as Series B stock. All 722,000 shares of the Series B stock have been issued.

Series A Convertible Preferred Stock

The Series A stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series A stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of Series A stock, then held by them.

Each share of Series A stock is entitled to ten votes on all matters on which such shares are entitled to vote.

Each share of Series A stock is convertible, at any time after the date of issuance of such share, into one share of fully paid and nonassessable common stock.

Series B 6.75% Convertible Preferred Stock

Each share of the Series B stock shall be entitled to interest payment at a rate of 6.75% per annum based on the principal amount paid to the Company for each such share of the Series B stock. Interest shall accrue and be paid in full at the time of the automatic conversion of the Series B shares into shares of the Company's common stock.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series B stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "Liquidation Preference"), plus an amount equal to all unpaid dividends, on such shares for each share of Series B stock, then held by them. If upon the occurrence of such event, the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Holders in proportion to the respective preferential amounts for their shares of Series B stock.

The Series B stock shall be non-voting stock and no share thereof shall vote on any matters.

Each share of the Series B stock shall be automatically converted into one share of the Company's common stock at the time that the Company's Offering Statement filed with the Securities and Exchange Commission pursuant to Regulation A containing the shares underlying the Series B stock is qualified. The conversion will occur automatically on the record books of the Company and no additional interest will accrue and each outstanding share of the Series B stock will be treated as if it were one share of the Company's common stock with the same voting rights, privileges, and liquidation rights.

FINANCIAL STATEMENTS

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Marc C. Phelps, CPA
222 N. Sepulveda Blvd., Suite 2000
El Segundo, CA 90245
(310) 364-5288

June 26, 2005

The Board of Directors
Union Discount Mortgage, Inc.
dba Loans4Less
Redondo Beach, CA

I have compiled the accompanying balance sheet of Union Discount Mortgage, Inc. dba Loans4Less as of December 31, 2003 and the related statements of income and retained earnings and cash flows for the year then ended and the accompanying supplementary information contained in the schedule of general and administrative expenses, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Marc C. Phelps, CPA
El Segundo, California

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:	
Cash	$ 577
Investments at Fair Value	3,083,200
Trust Deed Note Receivable-Yazmajian	306,781
Trust Deed Note Receivable-Zito	30,656
Prepaid Expenses	39,384
TOTAL CURRENT ASSETS	3,460,598
PROPERTY AND EQUIPMENT:	
Computer and Equipment	39,198
Furniture and Equipment	15,403
Leasehold Improvements	22,869
Accumulated Depreciation	(42,891)
TOTAL PROPERTY AND EQUIPMENT	34,579
OTHER ASSETS:	
Security Deposits-Office Lease	7,428
TOTAL OTHER ASSETS	7,428
	$ 3,502,605

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Credit Cards Payable	$ 9,700
Accrued State Taxes Payable	18,000
Accrued Payroll and Payroll Tax	16,229
Accrued Pension Plan Payable	29,000
Margin Credit Line JP Morgan	1,624,123
TOTAL CURRENT LIABILITIES	1,697,052
TOTAL LIABILITIES	1,697,052
STOCKHOLDER'S EQUITY:	
Common Stock, No par value, 100 shares authorized, issued and outstanding	1,000
Retained Earnings	1,804,553
TOTAL STOCKHOLDER'S EQUITY	1,805,553
	$ 3,502,605

See accountant's compilation report and notes
to the financial statements

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Loan origination fees net of refunds (rebates)	$ 2,731,355
TOTAL REVENUES	2,731,355
OPERATING EXPENSES:	
Agent commissions	638,947
General and administrative	755,209
TOTAL OPERATING EXPENSES	1,394,157
INCOME FROM OPERATIONS	1,337,198
OTHER INCOME:	
Dividend income	88,236
Interest income	7,618
TOTAL OTHER INCOME	95,854
OTHER EXPENSE:	
Interest Expense	19,197
Investment Expense	19,067
Realized loss on sale of marketable securities	68,524
Unrealized loss on marketable securities	56,622
TOTAL OTHER EXPENSE	163,410
TOTAL OTHER INCOME (EXPENSE)	(67,556)
INCOME BEFORE INCOME TAXES	1,269,642
PROVISION FOR STATE INCOME TAXES	20,800
NET INCOME	1,248,842
RETAINED EARNINGS, January 1, 2003	1,283,104
DISTRIBUTIONS	(727,393)
RETAINED EARNINGS, December 31, 2003	$ 1,804,553

See accountant's compilation report and notes
to the financial statements

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,248,842
Adustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,802
Unrealized loss on marketable securities		(56,622)
(Increase) decrease in operating assets:		
Accounts receivable		36,442
Interest receivable		(7,437)
Prepaid expenses		(39,384)
Deposits		(7,428)
Increase in operating liabilities:		
Accounts payable and accrued expenses		64,523
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,248,738
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of marketable securities		40,701,380
Purchases of marketable securities		(42,528,693)
Increase in loans receivable		(330,000)
Acquisition of property and equipment		(40,610)
NET CASH USED BY INVESTING ACTIVITIES		(2,197,923)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Amounts borrowed from stockbroker		42,664,546
Payments made to stockbroker		(41,412,641)
Distributions to stockholder		(727,393)
NET CASH PROVIDED FROM FINANCING ACTIVITIES		524,512
NET DECREASE IN CASH		(424,673)
CASH-January 1, 2003		425,250
CASH-December 31, 2003	$	577
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	19,197
Income taxes		8,319

See accountant's compilation report and notes to the financial statements

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

The Company was incorporated under the laws of California on April 20, 1993. Its primary activity involves originating mortgage loans.

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invest in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statement of income and retained earnings.

The Company held securities with a cost of $3,139,822 and fair market value of $3,083,200 at December 31, 2003.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination fees, according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company has elected to be treated as an "S" Corporation. In lieu of paying Federal corporate income taxes, the stockholder is taxed individually on his proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in these financial statements. The Company is subject to California state income tax at a rate of 1.5%.

B. NOTES RECEIVABLE

Notes receivable consist of the following:

Note receivable secured by real estate, interest of 7.5% per annum, matures on March 16, 2004	$ 30,000
Note receivable secured by real estate, interest of 7.75% per annum, matures on September 10, 2004	$ 300,000
TOTAL	$ 330,000

C. DUE TO STOCKBROKER

On December 31, 2003 the Company had a margin debt of $1,624,123 with J.P. Morgan. The Company's assets held by J.P. Morgan secured the line of credit.

D. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At December 31, 2003 the Company had no balance in this account.

E. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on February 28, 2006. The minimum rental payment is $3,714 per month. The minimum annual rental payments under the lease are as follows:

Year Ending December 31,	Minimum Annual Payment
2004	$44,565
2005	44,565
2006	7,428

F. RETIREMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation (includes revenues recognized by stockholder as earned income). Pursuant to this plan, the Company declared a contribution of $69,000 for the year.

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
DECEMBER 31, 2003

Employee and payroll tax expense	$	175,323
Advertising		123,016
Retirement plan		69,000
Supplies		60,780
Legal		37,507
Travel		31,865
Meals and entertainment		28,345
Lease		26,541
Telephone fax		25,071
Processing		24,973
Charity		19,360
Insurance		17,465
Automobile expense		18,473
Credit factuals		14,878
Taxes		13,745
Equipment		11,884
Appraisals		11,240
Depreciation		9,802
Rentals		8,220
Mail and shipping		7,781
Licensing		4,085
Utilities		4,014
Communications		3,885
Repair		3,867
Accounting		1,660
Publications		610
Subscriptions		500
Computer		450
Bank charges		383
Education		336
Escrow		150
	$	755,209

See accountant's compilation report and notes
to the financial statements

Marc C. Phelps, CPA
222 N. Sepulveda Blvd., Suite 2000
El Segundo, CA 90245
(310) 364-5288

June 26, 2005

The Board of Directors
Union Discount Mortgage, Inc.
dba Loans4Less
Redondo Beach, CA

I have compiled the accompanying balance sheet of Union Discount Mortgage, Inc. dba Loans4Less as of December 31, 2004 and the related statements of income and retained earnings and cash flows for the year then ended and the accompanying supplementary information contained in the schedule of general and administrative expenses, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

MCPhelps CPA

Marc C. Phelps, CPA
El Segundo, California

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less

FINANCIAL STATEMENTS

DECEMBER 31, 2004

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash	$	1,317
TOTAL CURRENT ASSETS		1,317
PROPERTY AND EQUIPMENT:		
Computer and Equipment		39,198
Furniture and Equipment		16,204
Leasehold Improvements		22,869
Accumulated Depreciation		(56,246)
TOTAL PROPERTY AND EQUIPMENT		22,025
OTHER ASSETS:		
Deferred offering costs		50,000
Security Deposits-Office Lease		7,428
TOTAL OTHER ASSETS		57,428
	$	80,770

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Credit lines payable	$	505
TOTAL CURRENT LIABILITIES		505
TOTAL LIABILITIES		505
STOCKHOLDER'S EQUITY:		
Common Stock, No par value, 100 shares authorized, issued and outstanding		1,000
Retained Earnings		79,265
TOTAL STOCKHOLDER'S EQUITY		80,265
	$	80,770

See accountant's compilation report and notes
to the financial statements

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Loan origination fees net of rebates	$	1,286,956
TOTAL REVENUES		1,286,956
OPERATING EXPENSES:		
Agent commissions		247,794
General and administrative		899,299
TOTAL OPERATING EXPENSES		1,147,093
INCOME FROM OPERATIONS		139,863
OTHER INCOME:		
Dividend income		105
Interest income		17,712
TOTAL OTHER INCOME		17,817
NET INCOME		157,681
RETAINED EARNINGS, January 1, 2004		1,804,553
DISTRIBUTIONS		(1,882,969)
RETAINED EARNINGS, December 31, 2004	$	79,265

See accountant's compilation report and notes
to the financial statements

UNION DISCOUNT MORTGAGE, INC.
dba Loan4Less
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	157,681
Adustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,355
Decrease in operating assets:		
Prepaid expenses		39,384
Interest receivable		7,437
(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(72,929)
NET CASH PROVIDED BY OPERATING ACTIVITIES		144,927
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(800)
Decrease in loans receivable		330,000
Proceeds from the sale of marketable securities		3,083,200
Transfer of marketable securities to shareholder		1,642,545
Purchases of marketable securities		(1,642,545)
NET CASH PROVIDED BY INVESTING ACTIVITIES		3,412,400
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in credit lines payable		505
Deferred offering costs		(50,000)
Distributions to stockholder		(240,424)
Transfer of marketable securities to shareholder		(1,642,545)
Decrease in loan payable stockbroker		(1,624,123)
NET CASH USED BY FINANCING ACTIVITIES		(3,556,587)
NET INCREASE IN CASH		740
CASH-January 1, 2004		577
CASH-December 31, 2004	$	1,317
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	181
Income taxes		968

See accountant's compilation report and notes to the financial statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

The Company was incorporated under the laws of California on April 20, 1993. Its primary activity involves originating mortgage loans.

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invest in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statement of income and retained earnings.

The Company held no securities at year-end.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination fees, according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company has elected to be treated as an "S" Corporation. In lieu of paying Federal corporate income taxes, the stockholder is taxed individually on his proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in these financial statements. The Company is subject to California state income tax at a rate of 1.5%.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(8) Deferred Offering Costs

The Company is planning an offering of shares of its stock under a Regulation A offering statement, certain costs of which have been incurred in regard to this registration. As of December 31, 2004, these costs in the amount of $50,000 are deferred pending completion of the offering. If the offering is successful, these expenditures will be charged against the proceeds to be included in additional paid-in-capital. If the offering is not completed, the deferred offering costs will be expensed.

B. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At December 31, 2004 the Company had no balance in this account.

C. RETIRMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation. No contributions were declared for the year.

D. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on February 28, 2006. The minimum rental payment is $3,714 per month. The minimum annual rental payments under the lease are as follows:

Year Ending December 31,	Minimum Annual Payment
2005	44,565
2006	7,428

UNION DISCOUNT MORTGAGE, INC.
dba Loans4Less
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
DECEMBER 31, 2004

Employee and payroll tax expense	$	476,615
Advertising		137,470
Legal		16,928
Lease		44,566
Meals and entertainment		30,339
Accounting		27,333
Automobile expense		19,999
Insurance		18,127
Supplies		16,927
Telephone		13,865
Depreciation		13,355
Charity		12,275
Equipment		12,274
Appraisals		11,755
Licensing		8,575
Credit factuals		8,368
Processing		6,023
Mail and shipping		4,692
Utilities		4,538
Communications		4,291
Travel		4,015
Rentals		3,878
Computer		1,195
Taxes		968
Publications		434
Bank charges		308
Interest expense		181
Education		7
	$	899,299

LOANS4LESS.COM, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

Marc C. Phelps, CPA
222 N. Sepulveda Blvd., Suite 2000
El Segundo, CA 90245
(310) 364-5288

June 26, 2005

The Board of Directors
Loans4Less.com, Inc.
Redondo Beach, CA

I have compiled the accompanying consolidated balance sheet of Loans4Less.Com, Inc. and Subsidiary as of March 31, 2005 and the related consolidated statements of income and retained earnings and cash flows for the three months then ended and the accompanying supplementary information contained in the schedule of general and administrative expenses, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

MCPhelps CPA

Marc C. Phelps, CPA
El Segundo, California

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
MARCH 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	246,019
Loan receivable shareholder		29,163
TOTAL CURRENT ASSETS		275,182
PROPERTY AND EQUIPMENT:		
Computer and Equipment		39,198
Furniture and Equipment		16,204
Leasehold Improvements		22,869
Accumulated Depreciation		(58,196)
TOTAL PROPERTY AND EQUIPMENT		20,075
OTHER ASSETS:		
Deferred offering costs		50,500
Security Deposits-Office Lease		7,428
TOTAL OTHER ASSETS		57,928
	$	353,185

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Credit lines payable	$	3,604
TOTAL CURRENT LIABILITIES		3,604
STOCKHOLDER'S EQUITY:		
Preferred Stock 25,000,000 shares authorized		
Series A Convertible, $.00001 par value, 21,500,000 issued and outstanding		-
Series B Convertible, $.00001 par value, 522,000 issued and outstanding		5
Common Stock, $.00001 par value, 250,000,000 authorized 25,860,000 issued and outstanding		-
Additional paid-in-capital		260,995
Retained Earnings		88,582
TOTAL STOCKHOLDER'S EQUITY		349,582
	$	353,185

See accountant's compilation report and notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
THREE MONTHS ENDED MARCH 31, 2005

REVENUES:		
Loan origination fees net of rebates	$	200,105
TOTAL REVENUES		200,105
OPERATING EXPENSES:		
Agent commissions		41,985
General and administrative		148,804
TOTAL OPERATING EXPENSES		190,789
NET INCOME		9,317
RETAINED EARNINGS, January 1, 2005		79,265
RETAINED EARNINGS, March 31, 2005	$	88,582
EARNINGS PER SHARE		
Basic	$	0.00036027
Diluted	$	0.00019458
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic		25,860,000
Diluted		47,882,000

See accountant's compilation report and notes
to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,317
Adustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,950
NET CASH PROVIDED BY OPERATING ACTIVITIES		11,267
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in loans receivable		(30,164)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(30,164)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in credit lines payable		3,099
Deferred offering costs		(500)
Proceeds from sale of stock		261,000
NET CASH USED BY FINANCING ACTIVITIES		263,599
NET INCREASE IN CASH		244,702
CASH-January 1, 2004		1,317
CASH-December 31, 2004	$	246,019
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	-
Income taxes		-

See accountant's compilation report and notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

The Company was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior to its consolidation with Union Discount Mortgage, Inc. on January 1, 2005.

On January 1, 2005, the Company exchanged 25,000,000 shares of its common stock for all the outstanding shares (100 issued and outstanding) of Union Discount Mortgage, Inc.. After the exchange Union Discount Mortgage, Inc. became a wholly owned subsidiary of the Company.

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invest in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statement of income and retained earnings.

The Company held no securities at quarter end.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination fees, according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company utilizes SFAS No.109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statements and tax basis assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(8) Consolidation

Union Discount Mortgage, Inc. is a wholly owned subsidiary of the Company. Accordingly, the financial statements are presented as a consolidation. Because the Company does not have material transactions of its own and all business is conducted through Union Discount Mortgage, Inc., management declined to show the two entities separately. There were no eliminating entries.

(9) Deferred Offering Costs

The Company is planning an offering of shares of its stock under a Regulation A offering statement, certain costs of which have been incurred in regard to this registration. As of March 31, 2005, these costs in the amount of $50,500 are deferred pending completion of the offering. If the offering is successful, these expenditures will be charged against the proceeds to be included in additional paid-in-capital. If the offering is not completed, the deferred offering costs will be expensed.

(10) Earnings per Common Share

Earnings per share are computed using the weighted average number of shares outstanding during the year.

B. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At December 31, 2004 the Company had no balance in this account.

C. RETIREMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation.

D. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on February 28, 2006. The minimum rental payment is $3,714 per month

E. CAPITAL STRUCTURE

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $.00001 per share.

The board of directors has designated 522,000 shares of the Company's preferred stock as Series B (6.75%) Convertible Preferred Stock. All 522,000 share of Series B stock has been issued and is outstanding.

The board of directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 share of Series A stock has been issued.

The board of directors has authorized 250,000,000 shares of Common Stock of which 25,860,000 are issued and outstanding.

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF
GENERAL AND ADMINISTRATIVE EXPENSES
MARCH 31, 2005

Employee and payroll tax expense	$	82,243
Advertising		23,137
Lease		11,141
Meals and entertainment		6,658
Supplies		3,317
Equipment		2,909
Telephone		2,828
Insurance		2,581
Automobile expense		2,288
Depreciation		1,951
Travel		1,505
Accounting		1,346
Appraisals		1,100
Licensing		1,003
Mail and shipping		937
Credit factuals		822
Legal		308
Communications		761
Processing		690
Utilities		544
Interest Expense		344
Repair		150
Realtors Board		150
Education		57
Bank charges		34
	$	148,804

See accountant's compilation report and notes
to the financial statements

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redondo Beach, California, on June 28, 2005.

LOANS4LESS.COM, INC.

By ______________________

Title: President

By ______________________

Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Steven M. Hershman	Director	June 28, 2005
Julia Leah Greenfield	Director	June 28, 2005
Deborah Zito	Director	June 28, 2005
Martin W. Genis	Director	June 28, 2005
Andrea Dobrick	Director	June 28, 2005
Daniela Haynie	Director	June 28, 2005

PART III

EXHIBITS

		Page
2.0*	Loans4Less.com, Inc. Amended Certificate of Incorporation	
2.1*	Loans4Less.com, Inc. By-Laws	
3.0*	Certificate of Designation For Series A Convertible Preferred Stock	
3.1*	Certificate of Designation For Series B 6.75% Convertible Preferred Stock	
4.0**	Form of Subscription Agreement	
8.0*	Agreement and Plan of Reorganization among Loans4less.com, Inc., Union Discount Mortgage, Inc. and the Shareholder of Union Discount Mortgage, Inc.	
9.0*	Escrow Agreement among Loans4Less.com, Inc. and Stocktrans, Inc.	
10.0	Licensing agreement with BrioRealty.com.	
11.0	Opinion of counsel as to legality of securities covered by the Offering Statement	
12*	Email used by Loans4Less.com, Inc. to certain of its clients	

* Filed with earlier filing of April 8, 2005.

** To be filed

Subj: **Brio Realty/Active Rain & Loans4Less® Addendum to Contract 4/1/05**
Date: Friday, June 24, 2005 2:38:46 PM

Brio Realty & Active Rain agrees to modify the contract and to not seek payment on the final $20,000 that is due. If you find the terms acceptable please print out this email and fax it back indicating such at your earliest convenience (Fax # 714-242-6661). Once we receive approval from you we will do a final review of the terms and if acceptable will return a signed acceptance to you right away.

Terms and Conditions:

1. Loans4Less is not to pay the $20,000 final payment per the contract.
2. The following items stand as goodwill and resolution of same.
   a. Brio is to mitigate the $20,000 due by reselling the leads to a third party(s) in Orange, Riverside, San Bernadino, and LA Counties. Brio will pay Loans4Less 30% of any revenues received from reselling those leads generated between now and March 31, 2006.
   b. Effective July 1, 2005 Loans4Less is entitled to receive seventy-five (75) leads per month in Orange County.
3. You will deliver to us in writing that this resolution is acceptable and that Loans4Less will not seek compensation from Brio Realty/Active Rain regarding any terms purusant to the contract and that Brio Realty/Active Rain will not seek compensation from Loans4Less regarding same.

Redondo Beach, CA dated June 24, 2005
Agreed & Accepted:

[signature]

Loans4Less®
Steven M. Hershman

[signature]

Brio Realty & Active Rain
Jonathan Washburn

Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
(202) 387-5400

Telecopy Number
(202) 745-1920
Night Clerk Number
(202) 462-8267

Practice Limited to
Federal Taxation
and Securities Law
Matters

[DRAFT]
[DATE]

Board of Directors
Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

Re: Loans4Less.com, Inc. Offering Statement on Form 1-A

Gentlemen:

We act as counsel for Loans4Less.com, Inc., a Delaware corporation (the "Company"), in connection with the preparation and filing by the Company of an offering circular (the "Offering Statement") on Form 1-A under the Securities Act of 1933, as amended, relating to the offer and sale of 9,278,000 shares of common stock and 722,000 shares of common stock underlying 722,000 shares of Series B 6.75% Convertible Preferred Stock (collectively the "Shares").

We have examined the Certificate of Incorporation and By-Laws of the Company, the minutes of various meetings and consents of the Board of Directors of the Company, the common stock, originals or copies of all such records of the Company as provided to us by the Company as representing all such meetings and consents in existence, and such documents, certificates, records, authorizations, proceedings, statutes and judicial decisions as we have deemed necessary and as represented to us by the Company as those in existence to form the basis of the opinion expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as copies thereof. As to various questions of fact material to such opinion, we have relied upon statements and certificates of officers and representatives of the Company.

Based on the foregoing and in reliance upon such representations of the Company, we are of the opinion that the Shares to be offered and sold will be duly authorized and validly issued, fully paid and non-assessable, when issued in accordance with terms thereof.

We hereby consent to be named in the Offering Statement as attorneys thereof.

Sincerely,

Cassidy & Associates

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